Free Writing Prospectus dated June 28, 2023

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-271270

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated June 23, 2023 (the “Preliminary Prospectus”) included in Amendment No. 4 to the Registration Statement on Form F-1 (File No. 333-271270) relating to the initial public offering of Common Shares of Fidelis Insurance Holdings Limited. The information in this free writing prospectus is preliminary and is subject to completion or change. This free writing prospectus updates and supplements the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 33 of the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

This free writing prospectus reflects the following changes:

SUMMARY

The Offering

Common Shares offered by us	7,142,857 Common Shares (increased from 5,714,286)

Common Shares offered by the Selling Shareholders	7,857,143 Common Shares (reduced from 11,285,714)

Common Shares outstanding after this offering	117,914,754 Common Shares (increased from 116,486,183)

Underwriters’ option to purchase additional Common Shares from the Selling Shareholders	2,250,000 Common Shares (reduced from 2,550,000)

Initial Public Offering Price	$14.00

Use of Proceeds	We estimate that the net proceeds to us from the sale of Common Shares from this offering will be approximately $88.2 million based upon the initial public offering price of $14.00 per Common Share and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

Indication of Interest by an Existing Principal Shareholder	One of our existing principal shareholders, Shelf Holdco II Limited (“MGU HoldCo”), has indicated an interest in purchasing up to an aggregate of $9.0 million of Common Shares in this offering at the initial public offering price. In the event that MGU HoldCo’s indication of interest is fully satisfied at the initial public offering price of $14.00, MGU HoldCo would be allocated 642,857 Common Shares and would hold approximately 9.8% of the outstanding Common Shares following this offering. However, because such an indication of interest is not a binding agreement or commitment to purchase, MGU HoldCo may determine to purchase fewer Common Shares than it indicated an interest in purchasing or not to purchase any Common Shares in this offering.

Conforming changes will be deemed made wherever applicable in the Preliminary Prospectus to reflect the changes in Common Shares offered by us and the Selling Shareholders and the potential acquisition of Common Shares by MGU HoldCo described above. Such conforming changes will be reflected in the final prospectus relating to the offering.

The Company has filed a registration statement (including the Preliminary Prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request them from J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by telephone at 1-866-471-2526 or by email at prospectus-eq_fi@jpmchase.com; Barclays Capital Inc. c/o Broadridge Financial Solutions, 115 Long Island Avenue Edgewood, NY 11717, by telephone at (888) 603-5847 or by email at Barclaysprospectus@broadridge.com; and Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388 or by email at prospectus_department@jefferies.com.